PART II

OFFERING MEMORANDUM DATED FEBRUARY 5, 2025



Share-ify, Inc.

585 East SR 434
Longwood, Florida 32750

www.share-ify.com

Up to $1,235,000 worth of our Series B Non-Voting Common Stock

Price Per Share: $1.25

Minimum Investment Amount: $250.00

Share-ify, Inc., a Delaware corporation (the "Company," "we," or "us"), is offering up to $1,235,000 worth of our Series B Non-Voting Common Stock, par value $0.0001. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The Company must reach its Target Amount of $25,000 by April 30, 2025 (the "Target Date"), the end date of the offering. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by the Target Date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS 4

RISK FACTORS 11

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES 15

OWNERSHIP AND CAPITAL STRUCTURE 16

USE OF PROCEEDS 17

FINANCIAL DISCUSSION 18

RELATED PARTY TRANSACTIONS 20

RECENT OFFERINGS OF SECURITIES 20

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY 22

DILUTION 24

REGULATORY INFORMATION 25

ANDES CAPITAL'S INVESTING PROCESS 26

EXHIBITS 27

THE COMPANY AND ITS BUSINESS

Overview

Share-ify, Inc. is a C Corporation that was originally formed as a limited liability company under the laws of the State of Delaware on May 24, 2016, and converted to a Delaware corporation on November 14, 2024.

Share-ify's mission is to connect companies and allow them to be more productive and successful together.

Share-ify, Inc. offers "Share-ify" - a cloud services vendor network and software platform that facilitates secure information exchanges between companies or between corporate entities and their remote locations for brand standards, food safety, quality assurance and regulatory compliance purposes.

Share-ify is 90% pre-configured, allowing companies to quickly get started and significantly reduce costly implementation timelines. Designed with purpose, Share-ify minimizes the need for "do-it-yourself" setup and management of compliance programs, relieving customers' internal teams from the burden of daily customization, optimization, and operation. With its pre-configured applications, Share-ify streamlines the sharing of critical information, including product details, contact information, documents, certificates, contracts, laboratory results, testing data, audit records, product complaints, and more.

Our Company's team of Food Safety, Quality Assurance, and Regulatory Compliance experts continually enhance the Share-ify platform, ensuring all subscribers benefit without the need to hire dedicated staff to operate and maintain the software.

Unlike e-commerce and inventory management systems, Share-ify is designed specifically to address brand standards, food safety, quality assurance, and regulatory compliance. It is a purpose-built solution tailored for companies prioritizing a strategic approach to compliance.

Through its proprietary Share-ify platform, our Company enables companies to manage and exchange information. Share-ify began by helping food companies to more easily manage data needed from their suppliers. This included information for supplier approvals, food safety, quality assurance, compliance, and brand standards programs.

Share-ify also includes additional modules that companies can purchase separately. These modules include product inspections, crisis communication for product recalls, facility production checks and work orders, product nutrition calculations, and traceability of products.

Our Offerings

Every company (large or small) has to optimize what they do to comply with ever-changing customer, industry, and regulatory requirements. Companies that leverage their data in cloud services can reduce redundant work, increase efficiency, boost productivity and drive growth. Our Company's innovative Share-ify platform spans departments within a company such as quality assurance, food safety, regulatory compliance, legal, risk, sales, service, marketing, e-commerce, and more. Our customers can select from our integrated Share-ify platform for any team, in any industry and for companies of any size to deliver integrated touchpoints with easy automation. Share-ify also provides Connect-ify, an open API solution with seamless import and export capabilities.

Food Safety Modernization Act (FSMA)

FSMA 204 refers to the United States Food and Drug Administration's (FDA) Food Safety Modernization Act's final rule that requires additional traceability records for certain foods to enhance food safety and public health. It aims to improve the speed of identifying and removing potentially contaminated food from the market.

Recent requirements under the Food Safety Modernization Act (FSMA 204) have caused all companies selling certain products within the United States to now require enhanced traceability records and to share them with their trading partners.

- The FDA final rule on Requirements for Additional Traceability Records for Certain Foods (Food Traceability Final Rule) establishes traceability recordkeeping requirements, beyond those in existing regulations, for persons who manufacture, process, pack, or hold foods included on the Food Traceability List (FTL). The Food Traceability Final Rule is a key component of FDA's New Era of Smarter Food Safety Blueprint and implements Section 204(d) of the FDA Food Safety Modernization Act (FSMA). The new requirements identified in the Food Traceability Final Rule will allow for faster identification and rapid removal of potentially contaminated food from the market, resulting in fewer foodborne illnesses and/or deaths.
- At the core of this rule is a requirement that persons subject to the rule who manufacture, process, pack, or hold foods on the FTL, maintain records containing **Key Data Elements (KDEs)** associated with specific **Critical Tracking Events (CTEs)**; and provide information to the FDA within 24 hours or within some reasonable time to which the FDA has agreed.
- The Food Traceability Final Rule aligns with current industry best practices and covers domestic, as well as foreign firms producing food for U.S. consumption, along the entire food supply chain in the farm-to-table continuum.

The compliance date for all persons subject to the recordkeeping requirements is Tuesday, January 20, 2026. Because the Food Traceability Final Rule requires entities to share information with other entities in their supply chain, we believe the most effective and efficient way to implement the rule is to have all persons subject to the requirements come into compliance by the same date.

Share-ify helps companies that manufacture, process, pack, or hold foods on the FTL. Share-ify manages master data information, manages event logs and enables companies to transmit information to trading partners in order to comply with the law.

By centralizing vendor and customer management, document storage, and product traceability, Share-ify helps companies more easily comply with requirements and helps streamline operations, reduce regulatory risks, and enhance supply chain transparency.

Our Focus

We believe Share-ify has the potential to revolutionize how companies approach compliance management.

Share-ify not only helps companies structure their compliance programs but also transforms the way they engage with trading partners. By offering a streamlined and affordable solution for managing and sharing essential information, Share-ify shifts the traditional approach. Instead of investing heavily in internal data management systems that require external sharing, Share-ify is a cost-effective platform solution that accelerates information exchange, improves compliance, and enhances supply chain reliability.

Similar to LinkedIn's role in connecting individuals, Share-ify connects companies, enabling them to collaborate more effectively. While LinkedIn typically facilitates the exchange of resumes and professional contact information, Share-ify supports the secure sharing of product specifications, audit reports, certificates, compliance documents, supplier details, recall notices, production line data, and much more.

For instance, a small business managing compliance information for 50 suppliers may oversee 300+ documents with varying expiration dates—a task that quickly becomes complex and inefficient in traditional spreadsheets, leaving companies exposed to unnecessary risks.

According to a 2023 economic impact study of the foodservice distribution industry in the United States conducted by the International Foodservice Distributors Association (IFDA), foodservice distributors engage a workforce of

431,000 people. The industry also supports 487,000 ancillary jobs in other industries through employee spending and supply chain impact, making the total employment impact 918,000. The industry generates direct sales of $382 billion per year, and supports an additional $100 billion in output across the broader economy, bringing the total economic impact of foodservice distributors to $482 billion. Foodservice distributors donate 7.5 million cases of food and beverage products annually. The total value of food donated is estimated to $331 million. IFDA estimates there are 17,100 foodservice distribution center locations in the U.S., which deliver 12 billion cases of product to restaurants and foodservice outlets annually, which equals an average of 33 million cases per day. Additionally, according to data from the National Restaurant Association (NRA), restaurant and foodservice industry sales grew 8.6% from 2022 to 2023—the year that saw the industry surpass $1 trillion in sales for the first time - sales were expected to grow another 5.4% in 2024, reaching a projected $1.1 trillion. With so many companies involved in the many aspects of the food industry at large, we believe the potential market for Share-ify is vast. Additionally, companies with multiple subsidiaries or business units face unique challenges in managing multi-jurisdictional regulatory requirements across locations—an issue Share-ify is designed to solve.

The Share-ify network includes 20,000 companies across 59 countries, representing less than 0.3% of the global market, highlighting a substantial growth opportunity. Our Company's competitive advantage lies in our deep understanding of the critical data companies need to manage and our flexible architecture, which efficiently handles a variety of information types. As Share-ify continues to evolve and expand, we are well-positioned to capture an increasing share of the global market.

Share-ify

Share-ify is a subscription-based data service that enables companies to share and exchange business information with trading partners in a private, secure location.

Share-ify includes a suite of tools designed to streamline supply chain management, regulatory compliance, and operational efficiency. Companies on Share-ify have access to the following:

- Product Lifecycle Management
- Relationship Management
- Contract Management
- Document Management
- Audit Management
- Supplier Management
- Complaints & Incidents
- Non-Compliance & Corrective Action Plans
- Workflow & Appraisals
- Scorecard
- Product Evaluations
- Certificates of Analysis (COA)
- Product Specifications

The Company refers to the above set of features on the Share-ify platform as "Share-ify Enterprise." During the year ended December 31, 2023, approximately 50% of our revenues were generated from annual subscription revenues from Share-ify Enterprise.

Further, the Share-ify platform offers add-on subscriptions for additional functionalities on the platform for an higher subscription amount, depending on the functionalities added by the client. These additional add-on subscription services include:

- *Ver-ify* provides a comprehensive product inspection tool that allows companies to evaluate goods against specific quality standards, ensuring compliance and transparency with trading partners.

- *Trace-ify* supports FSMA 204 compliance by enabling companies to track critical data elements and events across the supply chain, bolstering food safety and traceability.
- *Work-ify* enhances workflow management by helping companies organize and oversee tasks and processes, integrating seamlessly with other platform features to support cohesive operational management.
- *Alert-ify* offers a notification system that keeps users informed about important updates, compliance deadlines, and critical supply chain events, ensuring proactive management.
- *Connect-ify* enables seamless integration with existing systems, allowing companies to import data and consolidate information within Share-ify's Business Intelligence (BI) platform, improving data accessibility and operational insight.
- *Nutr-ify* - Allows our clients to generate product nutritionals for their products.
- *QFSM:* Production workflow solution for HACCP (food safety protocols) and production facility Check Sheets for quality assurance and maintenance programs

Together, these features allow Share-ify to provide a robust, end-to-end solution for companies seeking greater efficiency, regulatory compliance, and transparency within their supply chains.

Planned Products and Services

We are currently working on developing *Pool-ify,* which is a service that aims to support our customers' compliance with the GS1 Global Data Synchronization Network.

Market Need

Companies must comply with regulatory requirements, industry requirements, customer requirements, quality assurance tasks, and food safety laws.

According to the 2023 Compliance Trends Report published by Drata, roughly 20% of companies spend over 10,000 hours on compliance per year.

A survey found:
- 25% of organizations spend less than 1,000 hours on compliance a year.
- 35% spend 1,000 to 4,999 hours,
- 20% spend 5,000 to 9,999 hours, and
- the last 20% spend over 10,000 hours on compliance a year

Whether it is meeting customer requirements or adhering to local health department regulations, simplifying compliance makes it easier and less time-consuming for companies, easing the burden on both large and small businesses.

Customer Success Team

Based in the United States, our Company's Customer Success Team comprises over one-third of our Company's workforce and is dedicated to supporting subscribers. These professionals assist with product implementation, offer continuous support, and collaborate with customers to uncover ways to enhance the value of their solutions. Focused on delivering exceptional service, the team drives customer satisfaction and ensures strong retention rates.

Revenue Model

The Company derives its revenues from subscription and support revenues from customers accessing the Company's Share-ify services platform. The Company charges one-time set-up fees when new clients are onboarded onto its Share-ify platform, and then charges annual subscription fees thereafter.

Our Growth Strategy

Our objective is to be the leading global compliance network for companies in the food and food-adjacent industries. Key elements of our strategy include:

- **Further Penetrate Our Current Market**: Compliance is a global challenge, and we believe there is great need for easy-to-use compliance solutions both in the United States and internationally. We intend to leverage our relationships with customers and their trading partners to obtain new sales leads.

- **Increase Revenues From Our Customer Base**: We believe our overall customer satisfaction is strong and will lead our customers to further expand their use of our products as well as increase the possibility of additional products.

- **Expand Our International Presence**: The United Kingdon and Europe's regulatory environments necessitate the use of software to meet customer, industry and regulatory standards. We intend to leverage our current global presence to increase the number of integrations we have with retailers in the food industry and adjacent industries in foreign markets to make our products more valuable to their trading partners overseas.

- **Enhance & Expand Our Services**: We intend to further improve and develop the functionality and features of our cloud-based products, including developing new offerings and applications.

- **Selectively Pursue Strategic Acquisitions**: The nature of our market provides an opportunity for selective acquisitions. We plan to continue to evaluate potential acquisitions based on the number of new customers, revenue, functionality, or geographic reach the acquisition would provide relative to the purchase price, and our ability to integrate and operate the acquired business.

"The Network Effect"

Once companies join Share-ify, trading partners can exchange compliance information with each other. The value of our network increases with the number of trading partners connected to it. After onboarding onto Share-ify, companies often find that many of their existing or new trading partners are already on the network, allowing for easy connecting. The addition of each new subscriber enables that new customer to communicate with our existing subscribers and permits our existing subscribers to do business with the new customer. This "network effect" of adding additional subscribers to our products' infrastructure creates a significant opportunity for existing customers to realize incremental sales by working with our new trading partners and vice versa. As a result of this increased volume of activity, we generate momentum for additional use and add on sales.

How We Grow our Company

Share-ify simplifies trading partner relationships among manufacturers, distributors, wholesalers, importers, brokers, retailers, and foodservice organizations, reducing the workload for compliance.

- *Direct Marketing*- We engage in various marketing strategies including digital marketing, conferences and trade shows, sponsored events, and public relations activities targeted at key decision makers within our prospective customers.
- *Referrals from Our Customers*- We receive leads from our customers seeking to communicate electronically with their trading partners.
- *Share-ify Network*- As restaurants, distributors, and retailers require Share-ify to be used by their supply chain partners, our Share-ify network is designed to help manage the process and bring suppliers into compliance with new requirements. Managing these programs generates leads for us.

Competition

The market for our service offerings is highly competitive, rapidly evolving and fragmented, and subject to changing technology with low barriers to entry, shifting customer needs and frequent introductions of new products and services.

Our current competitors include:
- vendors of packaged business software, as well as companies offering enterprise apps delivered through on-premises offerings from enterprise software application vendors and cloud computing application service providers, either individually or with others;
- software companies that provide their product or service free of charge as a single product or when bundled with other offerings, or only charge a premium for advanced features and functionality, as well as companies that offer solutions that are sold without a direct sales organization;
- vendors who offer software tailored to specific services, industries or market segments including suppliers of traditional business intelligence and data preparation products, integration software vendors, marketing vendors or e-commerce solutions vendors;
- productivity tool and email providers, unified communications providers and consumer application companies that have entered the business software market; and
- traditional platform development environment companies and cloud computing development platform companies that may develop toolsets and products that allow customers to build new apps that run on the customers' current infrastructure or as hosted services, as well as would-be customers that may develop enterprise applications for internal use.

We believe more companies may become competitive threats due to the attractiveness of the markets in which we operate. We also expect our competition to change and evolve as we expand into more markets, with new offerings.

Corporate History & Organization

Our Company was initially formed as a Delaware limited liability company under the name of "Food Software Systems LLC" on May 24, 2016. The Company changed its name to Share-ify LLC on April 13, 2017. On November 5, 2024, the majority of the members of the Company elected to convert the Company from a limited liability company into a Delaware corporation. On November 7, 2024, the Company adopted a Plan of Conversion to this effect, pursuant which the Company would be converted into a corporation under the name of "Share-ify, Inc.", the Company's Certificate of Incorporation and Bylaws were approved to be adopted, the initial officers and directors of the Company were named, and the outstanding voting and non-voting limited liability company interests of the Company would be converted into voting and non-voting shares of common stock of the Company. On November 14, 2024, the Certificate of Conversion was accepted by the Secretary of State of Delaware, and the Company's conversion into Share-ify, Inc. was complete.

Employees

The Company currently has 34 employees, all of whom are full-time.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company has an operating lease agreement for its facility in Longwood, Florida, which serves as its headquarters. The lease began in April 2017, and expires on April 30, 2027. The monthly rent was $2,388 as of December 31, 2023. Total rent paid in 2023 was $28,309. This lease is with a related party entity that is owned by Ernesto and Angela Nardone, who are executive officers and directors of the Company.

The Company also has an operating lease agreement for its facility in Ponte Vedra Beach, Florida, which serves as a satellite office and workspace for a number of the Company's employees based in Florida, as well as a conference room for client meetings. The lease term is five years beginning in July 2021 and expires in July 2026. The lease includes an optional three year extension. Monthly rent payments increase each year under the lease. The monthly rent was $2,920 as of December 31, 2023. Total rent paid in 2023 was $34,440.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and its Business

The Company Has a Limited Operating History and Has Not Yet Generated Profits.
The Company was formed as an LLC in May 2016 and converted to a Delaware corporation in on November 14, 2024. The Company has incurred net losses since inception, and generated a net loss of $1,310,558 for the year ended December 31, 2023. There is no assurance that the Company will ever be able to become profitable or generate sufficient revenues to operate our business or pay dividends.

The Reviewing CPA Has Included a "Going Concern" Note in the Reviewed Financial Statements.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company Cannot Raise Sufficient Funds, It May Not Succeed.
We are offering shares of our Series B Non-Voting Common Stock in the amount of up to $1,235,000 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow and carry out its plan of operations, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not be able to continue sustaining its operations through the capital invested in the Company by our founders and/or its revenues from operations. If the Company manages to raise only the minimum amount of funds sought in this offering, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Changes to Regulatory Compliance Requirements in the Food Industry Could Negatively Impact Demand for Our Services and Limit Business Growth
Share-ify is heavily tailored to assist our clients with compliance for regulations like the Food Safety Modernization Act ("FSMA") and FSMA 204, which require food companies to adhere to food safety laws and to implement traceability solutions. If regulatory requirements were to change, face delays, or experience relaxed enforcement, the demand for our services could decrease. Such regulatory shifts could limit our ability to attract new clients and/or cause a loss of our current clients, potentially impacting our revenue growth and the overall success of our business.

A Downturn in the Food Industry or Changes in Customer Preferences Could Negatively Affect Our Revenue and May Limit Growth Prospects
Share-ify's primary customers operate in the food industry, making our revenue susceptible to industry-specific economic changes and evolving customer needs. A downturn in the food industry as a whole could impact our clients' ability to invest in compliance solutions, thereby reducing demand for our services. This dependence on a single sector could challenge revenue stability and limit growth prospects.

Data Security and Privacy Breaches Could Lead to Significant Reputational, Legal, and Financial Harm, Potentially Affecting Our Ability to Retain Clients
Given that we maintain client data on the Share-ify platform, maintaining high standards of security is important. A data breach—whether due to cyberattacks, software vulnerabilities, or internal errors—could result in significant

harm to our reputation, legal consequences, and financial losses. Such an event may reduce client trust and loyalty, weakening our market position and potentially causing client turnover and lost revenue.

Growing Competition and Technological Change Could Impact our Client Retention and Market Position
The regulatory compliance software market is competitive, with new technologies emerging rapidly. Share-ify faces competition from larger companies with more resources, which may challenge its ability to retain existing clients or attract new ones. Failure to innovate and adapt to technological advancements could erode Share-ify's market position and limit growth.

Software Errors Could Impact Product Performance, Reputational Trust, and Financial Results
Despite continuous testing, Share-ify's software may contain coding, configuration, or manufacturing errors that impact performance, functionality, or security. Detecting and correcting these issues can be costly and time-consuming, potentially affecting client trust and satisfaction. Significant errors may lead to reduced sales, increased support costs, and negative effects on our reputation and financial results.

Compliance with Evolving Data Privacy and Protection Regulations Could Increase Operational Costs and Legal Risks. Share-ify handles sensitive information, which subjects our Company to a range of data privacy regulations that continue to evolve. Non-compliance with these regulations could lead to significant fines, legal liabilities, and reputational damage. Adapting to new privacy laws may require costly platform updates, impacting profitability and potentially creating operational challenges.

Our Success Depends on Developing and Integrating New Products and Services
Our Company's ability to retain and attract clients relies on developing new, innovative products and enhancing existing ones to meet evolving market demands. If we are unable to develop sufficiently differentiated offerings, integrate acquired products effectively, or deliver timely updates and support services, clients may seek alternative solutions, which could negatively impact our subscription rates and revenue.

We Have had Key Customers that Accounted for a Significant Portion of our Revenue in Prior Years, and it is Possible that We May Again in the Future.
During the year ended December 31, 2023, one customer accounted for approximately 26% of our total revenue, compared to 16% for the year ended December 31, 2022. Currently, we do not believe we are materially reliant on any single customer for our operations. However, it is possible we may become materially reliant on one or more major customers in the future. In such a case, we would be subject to a concentration risk, whereby if that customer reduces engagement with us, experiences financial difficulties, or ends their relationship with us, it could materially and adversely affect our financial results and business stability. Additionally, our ability to replace such revenue or further diversify our customer base could impact our financial condition and limit our growth potential.

Actual or Threatened Epidemics, Pandemics, Outbreaks, or Other Public Health Crises May Adversely Affect the Company's Business.
The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the outbreak of COVID-19. The food services industry was hit particularly hard by the COVID-19 pandemic due to restaurant closures and shelter-in-place orders, which negatively affected the majority of our clients, and therefore negatively affected our business. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely our operations. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

Loss of Key Employees or Difficulty Hiring Qualified Staff Could Impact Operations
Share-ify's success depends on retaining skilled employees and attracting qualified new hires, particularly in technical and leadership roles. Loss of key personnel or challenges in hiring sufficient talent could hinder our ability to operate efficiently, innovate, and execute our growth strategies, potentially impacting our competitiveness and business performance.

The Company Depends on Key Personnel and Faces Challenges Recruiting Needed Personnel.
The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Our Company Does Not Hold Any Patents on any Products or Technology and Currently Has Not Filed for Trademark Protection.
We do not currently hold any patents on our products or technology, including the Share-ify platform. As a result, we cannot guarantee that our technology is proprietary or that it will not be replicated by competitors. Without patent protection, our technology may be copied or imitated, potentially affecting our competitive position in the market. Additionally, while we conduct business under various trade names, including Veri-ify, Trace-ify, Work-ify, Alert-ify, Connect-ify, Nutr-ify, Pool-ify, and QFSM, none of these trade names, nor our Company name and logo, have been registered for trademark protection at this time. Although we plan to seek trademark protection in the near future, the absence of such protections may expose us to the risk of brand imitation or misuse by third parties.

Risks Related to the Securities

Our Founders Have Control Over All Stockholder Decisions Because They Control 100% of Our Voting Stock. The founders of our Company are Ernesto and Angela Nardone, who are married. Ernesto Nardone, our Chief Executive Officer and a Director of the Company, owns 100,000,000 shares of the Company's Series A Voting Common Stock. Angela Nardone, our Chief Operating Officer, Chief Financial Officer, and a Director of the Company, also owns 100,000,000 shares of the Company's Series A Voting Common Stock. Together, they own 200,000,000 shares of Company's Series A Voting Common Stock, representing 100% of the voting power of the Company. The Series B Non-Voting Common Stock issued in this offering will not dilute either of their voting control because the Series B Non-Voting Common Stock has no voting rights. As a result, together, Ernesto and Angela Nardone have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Any Valuation at This Stage Is Difficult to Assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Our Valuation and Our Offering Price Have Been Established Internally and Are Difficult to Assess. Our Company has set the price of its Series B Non-Voting Common Stock at $1.25 per share. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Transferability of the Securities You Are Buying is Limited. Any common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

No Guarantee of Return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Your Investment Could be Illiquid For a Long Time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

The Company's Management Has Discretion as to Use of Proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Series B Non-Voting Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future Fundraising May Affect the Rights of Investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. In addition, interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our Non-Voting Common Stock that we are selling in this offering. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Using a credit card to purchase shares may impact the return on your investment. Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the 2% Investor Fee on your investment. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Ernesto Nardone	Chief Executive Officer, President	8 years	Full-Time
Angela Nardone	Chief Operating Officer, Chief Financial Officer, Secretary	8 years	Full-Time
Directors:			
Ernesto Nardone	Director, Chairman of the Board	8 years	N/A
Angela Nardone	Director	8 years	N/A
Stephen Eiseler	Director	1 year	N/A

Ernesto Nardone – Chief Executive Officer, President, and Director

Ernesto Nardone is a founder of the Company. He served as Manager of the Company from its inception in May 2016, and now serves as its Chief Executive Officer and as a Director after the Company's conversion into a Delaware corporation in November 2024. Mr. Nardone brings over 35 years of experience in the technology sector, including a 22-year tenure at IBM, where he held various leadership roles at the company's headquarters. Throughout his career, Mr. Nardone has been instrumental in creating strategic, value-driven relationships with Fortune 100 companies, leveraging his expertise to foster partnerships that drive mutual growth and innovation. Known for his energetic approach and forward-thinking vision, he combines deep industry knowledge with a proactive outlook that helps shape the Company's future direction. Mr. Nardone holds a degree in Mathematics and Computer Science from McGill University. Mr. Nardone is the husband of Angela Nardone, the Company's Chief Financial Officer and Director.

Angela Nardone – Chief Operating Officer, Chief Financial Officer and Director

Angela Nardone is a founder of the Company. She has served as Chief Operating Officer of the Company from its inception in May 2016, and now serves as its Chief Financial Officer and as a Director after the Company's conversion into a Delaware corporation in November 2024. A former investment banker with extensive experience in financial management and technology innovations, Mrs. Nardone oversees the financial aspects of the business, and also leads strategic initiatives to support the Company's premier clients. As Chief Operating Officer, she is also responsible for Product Management and Customer Services. Ms. Nardone is also recognized as an industry leader on subjects of traceability, supply chain management, and quality assurance. She has served in leadership roles within the industry including as the FSMA 204 Task Force Chair, where she contributes to advancing food safety under the Food Safety Modernization Act. Ms. Nardone is the wife of Ernesto Nardone, the Company's Chief Executive Officer and Director.

Steve Eiseler – Director

Steve Eiseler has over 40 years of experience in the fresh produce and food manufacturing sectors, with more than 20 years in executive leadership roles. His extensive background includes expertise in managing information systems for complex, matrixed organizations, allowing him to navigate the intricacies of operational and strategic oversight effectively. In addition to his executive experience, Mr. Eiseler serves on various boards, bringing seasoned insights and guidance to his board roles.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of Company's voting securities as of February 5, 2025:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Ernesto Nardone	200,000,000 shares of Series A Voting Common Stock (1)	100% (1)
Angela Nardone	200,000,000 shares of Series A Voting Common Stock (1)	100% (1)

(i)   Ernesto Nardone owns 100,000,00 shares of Series A Voting Common Stock. Angela Nardone owns 100,000,00 shares of Series A Voting Common Stock. Angela and Ernesto Nardone are married, and therefore each may be considered to have voting and dispositive control over the shares of their spouse. As such, we attribute ownership of Angela and Ernesto Nardone's shares to each other to arrive to the numbers in the table above.

The following table describes our capital structure as of February 5, 2025:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Series A Voting Common Stock	200,000,000	200,000,000	0	0
Series B Non-Voting Common Stock	50,000,000	1,452,156	0	48,547,844

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $1,235,000 Raise
Offering Costs [1]	$25,000	$80,000
Working Capital [2]	$0	$1,155,000

(1) Includes fees of and commissions payable to Andes Capital Group LLC, which would be $39,550 if the maximum offering amount is raised ($2,500 in flat fees, and $37,050 in commissions). Also includes legal, accounting, and other expenses incurred in connection with this offering.
(2) Includes capital expenditures, management salaries, general working capital as well as hiring of additional staff.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Farber Hass Hurley LLP. The following discussion should be read in conjunction with our reviewed financial statements and the related notes thereto.

Note: The financial statements included with this Form C were prepared for "Share-ify, LLC", as the Company had not yet converted into a Delaware corporation as of December 31, 2023 or 2022.

Results of Operations for the years ended December 31, 2023 and 2022.

Revenues: The Company's revenues for the year ended December 31, 2023 were $2,736,095, compared to $1,661,789 for the year ended December 31, 2022. This represents an increase of $1,074,306, or 65%. This increase is largely attributable to attracting new customers and expansion of existing customer spend.

Cost of Sales: The Company's cost of sales was $2,033,766 for the year ended December 31, 2023, compared to $1,661,789 for the year ended December 31, 2022 – an increase of 22%. Cost of sales increased along with the increase in revenues from 2022 to 2023, but the increase in revenues outpaced the increase in the cost of sales. In both periods, the largest component of cost of sales was labor costs (i.e. employee compensation), which accounted for 94% and 91% of the cost of sales incurred for the years ended December 31, 2023 and 2022, respectively. The remainder of the cost of sales in both periods was comprised of rent for our headquarters, utilities, and third-party services

General and Administrative Expenses: General and Administrative ("G&A") Expenses increased to $1,475,032 for the year ended December 31, 2023 compared to $1,242,550 for the year ended December 31, 2022, an increase of 19%. G&A expenses In both periods were comprised of a number of operational expenses, including, but not limited to, advertising, marketing, insurance, legal services, service fees, travel, meals and entertainment, and rent for our satellite office. The largest contributor to the increase in G&A expenses from 2022 to 2023 was the increase in service fees, which increased from $5,204 for the year ended December 31, 2022 to $155,547 for the year ended December 31, 2023, as a result of working with a customer that was collecting customer subscription revenues on our behalf in exchange for a service fee (which began in late 2022 and continued into 2023). The second largest contributor to the increase in G&A expenses in 2023 compared to 2022 was an increase in management wages, which totaled $498,666 and $378,061, respectively, for the years ended December 31, 2023 and 2022, and was the largest component of G&A expenses in both periods. This wage expense increase was the result of expanded marketing and sales staff . Advertising and Marketing expenses were also 46% higher in 2023 than in 2022, as a result of the Company expanding its marketing campaign in an effort to gain new customers and grow revenues. These increases in G&A expenses in 2023 were offset by certain decreases in expenses, such as office and travel expenses, which decreased $59,367 and $75,426, respectively, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The Company also had a $66,271 decrease in depreciation expense for the year ended December 31, 2023 compared to the prior year, which also offset some of the increases in G&A expenses in 2023 compared to 2022.

Other Income / Expenses: The Company had total other expenses of $537,855 for the year ended December 31, 2023, compared to other expenses of $470,258 for the year ended December 31, 2022 – an increase of $67,597, or approximately 14.38%. In both periods, these expenses were comprised entirely of interest expense on outstanding debts. Interest expense increased in 2023 as a result of increased amounts borrowed by the Company in 2023 compared to 2022.

Net Loss: As a result of the foregoing, the Company reported a net loss of $1,310,558 for the year ended December 31, 2023, an 18% improvement compared to a net loss of $1,595,524 for the year ended December 31, 2022.

Liquidity and Capital Resources

The Company is currently generating revenues, with total revenues of $2,736,095 for the year ended December 31, 2023. As of December 31, 2023, the Company had $279,512 in cash on hand. The Company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

As indicated in the accompanying financial statements, the Company had a net loss of approximately $1.3 million and negative working capital of $5.0 million. As of December 31, 2023, the Company had approximately $2.12 million in deferred revenue and $2.474 million in accrued interest payable to Angela and Ernesto Nardone.

The Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's plan to raise additional funds, as well as the Company's ability to generate funds through revenue producing activities. To date, when the Company has needed capital, Angela and/or Ernesto Nardone have placed additional capital into treasury to cover operational and working capital needs. The Company also has lines of credit up to approximately $80,000 that it may draw on from time to time.

In 2023, the Company's monthly burn rate was approximately $110,000. Currently, we estimate our burn rate to decrease going forward.

Indebtedness

As of December 31, 2023, the Company's debts were as follows:

Notes

- *SBA PPP Loan.* The Company received a Paycheck Protection Program (PPP) loan from the United States Small Business Administration ("SBA") pursuant to a note payable. Interest on the note accrues at 1.00% per annum, beginning January 2022 and maturing in May 2025, with minimum monthly payments of $1,098. The loan is collateralized by the Company's assets. $17,932 in principal and interest on this loan was outstanding as of December 31, 2023.
- *SBA EIDL Loan.* In May 2020, the Company received an EIDL Loan from the SBA in the form of a note payable. Interest on the note accrues at 3.75% per annum, beginning May 2020 and maturing in May 2050. The minimum monthly payment on the note is $587, and the loan is collateralized by the Company's assets. On March 29, 2022 the Company entered into an amendment to the existing loan agreement. The loan principal was increased from $21,800 to $117,200. $116,676 in outstanding principal and interest was outstanding as of December 31, 2023.

Related Party Loans

- In July 2017, Ernesto Nardone, the Company's Chief Executive Officer, loaned the Company $1,235,895 pursuant to a promissory note. This loan accrues at 10% per annum, compounded monthly. The loan matures in December 2030, but payments can be made at any time. As of December 31, 2023, the balance of this loan was $1,235,895, with accrued interest totaling $1,291,552.
- In July 2017, Angela Nardone, the Company's Chief Financial Officer, loaned the Company $1,108,088 pursuant to a promissory note. This loan accrues at 10% per annum, compounded monthly. The loan

began July 2017 and matures in December 2030, but payments can be made at any time. As of December 31, 2023, the balance of this loan was $1,108,088, with accrued interest totaling $1,183,237.

Auto Allowance

The Company accrues an auto allowance to Ernesto and Angela Nardone. The auto allowance is $6,000 per month, $3,000 to each of Ernesto and Angela Nardone. The auto allowance has been accruing since July 2017. The unpaid portion of the allowance accrues interest monthly at 10% per annum. As of December 31, 2023, accrued auto allowance was $620,978. This amount has not been repaid as of the date of this Offering Memorandum, and is still outstanding and accruing interest.

Credit Card Debt

As of December 31, 2023, the Company had $79,385 in current liabilities related to a Company credit card. As of the date of this Offering Memorandum, this amount is $62,345 ($50,126 in principal, plus $12,219 in accrued interest). This credit card debt accrues interest at 2.2% per month.

Trends

Given that many in the industry have put off FSMA 204 compliance until next year, the Company believes that expansion to its customer base will occur. The Company believes that late-adopting food companies will reach out and request for a turn key solution that Share-ify offers. The Company continues to expand its customer base, and the Company's revenues have grown at a CAGR of approximately 48% from 2019 through 2023*. Expenses have expanded at a slower pace in comparison with revenues and our expectation is that will continue as well. As an example, marketing expense has remained between 5-6% of revenues even though revenues have grown substantially year over year.

We note that, prior to the year ended December 31, 2022, our accounting was performed on a cash basis. As such, it is possible that our revenue growth would be smaller under GAAP reporting standards (which is required for offerings under Regulation Crowdfunding).


RELATED PARTY TRANSACTIONS


The Company has a number of outstanding loans from related parties of the Company, which are discussed under the "Financial Discussion – Liquidity and Capital Resources – Related Party Loans" subsection above in this Offering Memorandum. The Company also leases the office space in Longwood, Florida that serves as its headquarters from an entity that is owned by Angela and Ernesto Nardone. Finally, the Company also has an auto-allowance to Ernesto and Angela Nardone, the Company's executive officers, described under "Financial Discussion – Liquidity and Capital Resources – Auto-Allowance".


RECENT OFFERINGS OF SECURITIES


We have made the following issuances of securities within the last three years:

- We commenced an exempt private placement offering pursuant to Rule 506(b) of Regulation D under the Securities Act in May 2024 in which are offering shares of our Series B Non-Voting Common Stock. To date, we have sold 1,452,156 shares, for total proceeds of $1,365,030.
- On November 11, 2024, the Company converted from a Delaware limited liability company into a Delaware corporation. At the time of the conversion, all outstanding voting and non-voting limited liability company interests of the Company were converted into shares of Series A Voting Common Stock and Series B Non-Voting Common Stock of the Company, respectively, resulting in the issuance of 200,000,000 shares of Series A Voting Common Stock, and 1,345,774 shares of Series B Non-Voting Common Stock in an exempt issuance under Section 3(a)(10) of the Securities Act.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Share-ify, Inc.'s Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 250,000,000 shares of Common Stock, par value $0.0001, of which 200,000,000 are designated as Series A Voting Common Stock 50,000,000 are designated as Series B Non-Voting Common Stock. As of the date of this Offering Memorandum, all 200,000,000 shares of Series A Voting Common Stock are outstanding, and 1,452,156 shares of Series B Non-Voting Common Stock are outstanding. For this offering, the Company is issuing Series B Non-Voting Common Stock at $1.25 per share.

Series B Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Series A Voting Common Stock; except that our Series B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

> ### *Common Stock*

In this Offering Memorandum, we refer to the Series A Voting and Series B Non-Voting Common Stock together as "Common Stock".

> ### *Voting Rights*

Our Series A Voting Common Stock is entitled to one vote per share on all matters submitted for a stockholder vote. Our Class B Common Stock is non-voting, and therefore is not entitled to vote on any mattes submitted for a stockholder vote, except:
  i.   as required by law; or
  ii. if the Company wishes to authorize a new class of shares of the Company, or increase the authorized number of shares of Common Stock, or to increase the rights, preferences, or privileges of any class of stock of the Company (in which case, the Series A and Series B Common Stock would vote together as a single class to approve such an action – and if either the Series A or Series B Common Stock would be adversely affected by the creation of such a new class of shares in a manner different than any other series, that affected Series must approve the creation by a majority of the outstanding shares of such Series).

> ### *Dividend Rights*

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

> ### *Right to Receive Liquidation Distributions*

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

> ### *Rights and Preferences*

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

What it Means to be a Minority Holder

As an investor in the Series B Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities sold pursuant to Regulation CF can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected KoreTransfer Agency, an SEC-registered securities transfer agent ("Transfer Agent") an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2025 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2026 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company determined the offering price of $1.25 per share of its Series B Non-Voting Common Stock internally using the "Rule of 40" metric used to evaluate the health and growth potential of Software as a Service (SaaS) companies by balancing revenue growth and profitability. According to this rule, a SaaS company's combined revenue growth rate and profit margin should be at least 40%. Its determination was based upon various factors, including prevailing market conditions, the Company's current cash flows, revenues, and CAGR, its future prospects and its capital structure.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.share-ify.com

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.


ANDES CAPITAL'S INVESTING PROCESS


Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the securities being sold in this offering, you must make a commitment to purchase by completing the subscription process hosted by the intermediary (Andes Capital Group LLC), including complying with the intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their securities indefinitely, and neither the intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Facilitator for this offering, North Capital Private Securities Corporation until the Target Amount has been met or exceeded, and one or more closings occur.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.investinshareify.com


EXHIBITS


Each of the following exhibits are filed on EDGAR:

Exhibit A: Certificate of Incorporation of Share-ify, Inc.

Exhibit B. Bylaws of Share-ify, Inc.

Exhibit C. Financial Statements

Exhibit D. Subscription Agreement

Exhibit E. Offering Page of Share-ify, Inc.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this Form C to be signed on its behalf by the undersigned, thereunto duly authorized.

Share-ify, Inc.

By: */s/ Ernesto Nardone*
Name: Ernesto Nardone
Title: Chief Executive Officer
Date: February 5, 2025

Pursuant to the requirements of Regulation Crowdfunding, this Form C has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: */s/ Ernesto Nardone*
Name: Ernesto Nardone
Title: Chief Executive Officer, President, Director, Principal Executive Officer
Date: February 5, 2025

By: */s/ Angela Nardone*
Name: Angela Nardone
Title: Chief Operating Officer, Chief Financial Officer, Director, Principal Financial Officer, Principal Accounting Officer
Date: February 5, 2025

By: */s/ Stephen Eisler*
Name: Stephen Eisler
Title: Director
Date: February 5, 2025